Exhibit 12.1

BNSF RAILWAY COMPANY AND SUBSIDIARIES

COMPUTATION of RATIO of EARNINGS to FIXED CHARGES

(in millions, except ratio amounts)

(Unaudited)

	Year Ended December 31,
	2004	2003	2002	2001	2000
Earnings:
Income before income taxes and cumulative effect of accounting change	$1,612	$1,558	$1,531	$1,550	$1,936
Add:
Interest and fixed charges, excluding capitalized interest	128	144	153	170	184
Portion of rent under long-term operating leases representative of an interest factor	195	182	178	173	167
Distributed income of investees accounted for under the equity method	3	3	3	5	46
Amortization of capitalized interest	8	8	8	7	6
Less:
Undistributed equity in earnings of investments accounted for under the equity method	9	14	17	23	18

Total earnings available for fixed charges	$1,937	$1,881	$1,856	$1,882	$2,321

Fixed charges:
Interest and fixed charges	$138	$153	$166	$184	$212
Portion of rent under long-term operating leases representative of an interest factor	195	182	178	173	167

Total fixed charges	$333	$335	$344	$357	$379

Ratio of earnings to fixed charges	5.82x	5.61x	5.40x	5.27x	6.12x